FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 March 2009

HSBC HOLDINGS PLC
2008 FINAL RESULTS - HIGHLIGHTS

Profitable business model

•	Pre-tax profit for 2008, excluding goodwill impairment, of US$19.9 billion, down 18 per cent. On a reported basis, pre-tax profit was US$9.3 billion, down 62 per cent.

•	Diversified business model delivers profits in every region except North America and every customer group except Personal Financial Services.

•	Earnings per ordinary share excluding goodwill impairment down 18 per cent to US$1.36 (2007: US$1.65). On a reported basis, earnings per share was US$0.47, down 72 per cent (2007: US$1.65).

Maintaining our traditional financial strength

•	Capital generation remains strong. Tier 1 ratio of 8.3 per cent and total capital ratio of 11.4 per cent at 31 December 2008.

•	Fully underwritten Rights Issue announced to enhance our capital strength.

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Subject to shareholder approval on 19 March 2009, Rights Issue will add 150 basis points to our capital ratios, strengthening the core equity tier 1 ratio to 8.5 per cent and the tier 1 ratio to 9.8 per cent, both on a pro forma basis as at 31 December 2008.

•	Enhances our ability to respond to unforeseen events as well as provide opportunities to grow through targeted acquisitions.

•	Total dividends in respect of 2008 of US$0.64 including fourth interim dividend of US$0.10, down 29 per cent, around 15 per cent in sterling terms. Total value of dividends for 2008 of US$7.7 billion.

•	Customer advances to deposits ratio of 84 per cent at 31 December 2008.

Managing our business in a challenging environment

•	Supporting our customers: grew our lending to personal, commercial and corporate customers by 9 per cent on an underlying basis.

•	Writing no further consumer finance business in the US through the HFC and Beneficial brands and closing the majority of the network.

•	Growing in emerging markets:

-   Mainland China profit before tax of US$1.6 billion, up 25 per cent excluding 2007 dilution gains;

-   India profit before tax of US$666 million, up 26 per cent;

-   Middle East profit before tax of US$1.7 billion, up 34 per cent.

•	Emerging markets acquisitions in banking in Taiwan and Indonesia and in retail brokerage in India.

•	Difficult outlook for 2009.

•	Strong performance in January 2009 ahead of expectations, particularly in Global Banking and Markets.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$9,307 MILLION

HSBC made a profit before tax of US$9,307 million, a decrease of US$14,905 million, or 62 per cent, compared with 2007.

Net interest income of US$42,563 million was US$4,768 million, or 13 per cent, higher than 2007.

Net operating income before loan impairment charges and other credit risk provisions of US$81,682 million was US$2,689 million, or 3 per cent, higher than 2007.

Total operating expenses (excluding goodwill impairment) of US$38,535 million declined by US$507 million, or 1 per cent, compared with 2007. On an underlying basis, and expressed in terms of constant currency, operating expenses were broadly unchanged.

HSBC's cost efficiency ratio* was 47.2 per cent compared with 49.4 per cent in 2007.

Loan impairment charges and other credit risk provisions were US$24,937 million in 2008, US$7,695 million higher than 2007.

The tier 1 ratio and total capital ratio for the Group remained strong at 8.3 per cent and 11.4 per cent, respectively, at 31 December 2008.

The Group's total assets at 31 December  2008 were US$2,527 billion, an increase of US$173 billion, or 7 per cent, since 31 December 2007.

* Excluding goodwill impairment. The cost efficiency ratio including goodwill impairment was 60.1 per cent.

Geographical distribution of results

	Year ended 31 December
	2008		2007
	US$m	%	US$m	%

Europe	10,869	116.7	8,595	35.5
Hong Kong	5,461	58.7	7,339	30.3
Rest of Asia-Pacific	6,468	69.5	6,009	24.8
North America	(15,528)	(166.8)	91	0.4
Latin America	2,037	21.9	2,178	9.0

Profit before tax	9,307	100.0	24,212	100.0

Tax expense	(2,809)		(3,757)

Profit for the year	6,498		20,455

Profit attributable to shareholders of the parent
company	5,728		19,133
Profit attributable to minority interests	770		1,322

Distribution of results by customer group and global business

	Year ended 31 December
	2008		2007
	US$m	%	US$m	%

Personal Financial Services	(10,974)	(117.9)	5,900	24.4
Commercial Banking	7,194	77.3	7,145	29.5
Global Banking and Markets	3,483	37.4	6,121	25.3
Private Banking	1,447	15.6	1,511	6.2
Other	8,157	87.6	3,535	14.6

Profit before tax	9,307	100.0	24,212	100.0

Statement by Stephen Green, Group Chairman

2008 was the most extraordinary year for the global economy and financial services in well over half a century. It marked the first crisis of the era of globalised securitisation. And it also marked the first crisis of the just-in-time global economy as the impact of the financial crisis fed rapidly straight into the performance of the real economy.

Causes of the crisis

The causes of the crisis are complex and interrelated. But we can clearly see that a number of different factors contributed:

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First, the global financial imbalances that arose from the accelerating global economic shift towards emerging markets. The rapid growth of emerging economies created a macro-economic triangle, made up of: the major consumer markets, in particular the US but also a number of other Western economies; major producer nations - notably a number of fast-growing emerging markets which have been manufacturing a vast range of goods for consumption in the West; and resource providers  whose wealth of hydrocarbons and other commodities have helped power the producer economies and have thus commanded such high prices until recently. This macro-economic triangle delivered high rates of growth, but also created major financial imbalances as producer nations and resource providers accumulated massive reserves whilst the US and other consumer markets ran significant and growing deficits.

•

Second, cheap credit. A large proportion of the accumulated savings of the producers and resource providers were invested in the world's reserve currency, the US dollar, keeping rates low. This cheap money fuelled a consumer boom and rising house prices. It encouraged increased borrowing by banks and by their customers, fuelling asset price bubbles particularly in housing markets. Loose monetary conditions in the US and in much of the emerging world gave added strength to this already potent cocktail.

•

Third, securitisation based on overly complex product structures. The complexity and opacity of certain financial instruments reached a point where even senior and experienced bankers and professional investors had trouble understanding them. This meant that people were selling and buying assets whose risks they had not properly assessed.

•

And finally, excessive gearing. Many banks became overgeared and too dependent on wholesale funding, which they assumed, incorrectly, would never dry up. Assets were created on the back of ever higher leverage, both direct and indirect. And when the securitisation market began to collapse, banks found themselves with assets that they could neither sell nor fund, so forcing large losses on the asset side and a funding challenge on the liability side for which they were entirely unprepared.

The result has been unprecedented stress in the financial system, and it has led to a major breakdown in trust. In many countries, huge support from taxpayers has been required in order to stabilise the system.

Failings in the banking industry

The industry has done many things wrong. It is important to remember that many ordinary bankers have always sought to provide good service to their customers; but we must also recognise that there have been too many who have profoundly damaged the industry's reputation.

Inappropriate products were sold inappropriately by many. Compensation practices ran out of control and perverse incentives led to dangerous outcomes. There is genuine and widespread anger that the contributors to the crisis were in some cases amongst the biggest beneficiaries of the system.

Underlying all these events is a question about the culture and ethics of the industry. It is as if, too often, people had given up asking whether something was the right thing to do, and focused only whether it was legal and complied with the rules. The industry needs to recover a sense of what is right and suitable as a key impulse for doing business.

HSBC strategy intact

We at HSBC were not immune from the crisis. But we have built our business on very strong foundations and are able to report results which demonstrate our ability to withstand the storm.

Our strategy has been tested and remains intact. We will continue to build our business by focusing on faster-growing markets around the world and on businesses where international connectivity is important - all from a position of financial strength. If anything, the current crisis validates our renewed focus over the last few years on fast growing economies, since it will accelerate the shift in the world's centre of economic gravity from west to east.

Our robust balance sheet and liquidity means that we have continued to lend. In 2008, we grew our lending to commercial customers by 10 per cent on an underlying basis. Lending to personal customers increased in all regions except North America. And our brand strength continues to underpin our performance. It was noticeable that, at times of stress in many markets, HSBC was a beneficiary of funds flowing in. Recently, the HSBC brand was recognised as the number one brand in banking by Brand Finance.

Profitable from a broad-based earnings platform

Excluding the goodwill impairment on our North American Personal Financial Services business, HSBC reported a pre-tax profit for 2008 of US$19.9 billion, a decline of 18 per cent. On a reported basis, pre-tax profit was US$9.3 billion, down 62 per cent. Within this were some strong regional and business line performances which are covered in the Group Chief Executive's review. However, there is one area on which I would like to comment.

For North America, we reported a loss of US$15.5 billion including the goodwill impairment charge of US$10.6 billion in Personal Financial Services. The significant deterioration in US employment and economic outlook in the fourth quarter of 2008 were the primary factors in causing us to write off all the remaining goodwill carried on our balance sheet in respect of our Personal Financial Services business in North America.

The management team has worked tirelessly to address this problem acquisition in the US and we have considered all viable options. We saw the disruption in sub-prime lending as early as 2006 and sharply scaled back in 2007 while others continued to grow. We also devoted considerable resources to helping our customers. Virtually no one then foresaw the subsequent scale of the deterioration in the US economy and financial markets. It is now clear that models of direct personal lending that depend on wholesale markets for funding are no longer viable. In light of this, we have taken the difficult decision that, with the exception of credit cards, we will write no further consumer finance business through the HFC and Beneficial brands in the US and close the majority of the network. Thus, in terms of new business, we are drawing a line and we will run off our existing business, providing all necessary support to HSBC Finance to enable it to do so in a measured way and meet all its commitments.

HSBC has a reputation for telling it as it is. With the benefit of hindsight, this is an acquisition we wish we had not undertaken.

The US remains the world's largest economy and HSBC remains committed to the US, which we see as a core market for HSBC. HSBC Bank in the US is not affected by the restructure. In the immediate future we will focus on those businesses and customers for whom our global connectivity gives us advantage - primarily in corporate and commercial business, and in Private and Premier banking.

Performance overview and strategic activity

In this difficult environment, we missed our profitability targets. We hit our capital target with our tier 1 ratio at 8.3 per cent. We maintained a very conservative advances to deposits ratio of 84 per cent. We grew lending in each region outside North America on an underlying basis. And we constrained costs, with the cost efficiency ratio improving to 47.2 per cent, excluding the goodwill impairment mentioned above. We also continued implementation of OneHSBC, our programme to enhance customer experience and improve cost efficiency through standardising products, processes and technology around the world.

We also acquired businesses in strategic areas - we acquired the assets, liabilities and operations of The Chinese Bank in Taiwan in March; IL&FS Investsmart, a retail brokerage in India in May; and, in October, the acquisition of Bank Ekonomi in Indonesia was announced. The first two are complete and being integrated, the last is expected to be completed in the second quarter. The most notable disposal was the sale of our regional branch network in France for a consideration of US$3.2 billion.

Thank you to our people

This was an extraordinary year and made extraordinary demands on many of our people. I want to express my sincere thanks for all their efforts and achievements. Our industry has rightly been under considerable public scrutiny and banks have been indiscriminately bunched together. It is through our staff that HSBC's distinctive character stands out for our customers and it is they who ensure that not all banks are the same.

Dividend declaration and progressive dividend policy

The directors have declared a fourth interim dividend for 2008 of US$0.10 per ordinary share (in lieu of a final dividend) which, together with the first three interim dividends for 2008 of US$0.18 already paid, will make a total distribution in respect of the year of US$0.64 per ordinary share. The payments in total represent a decrease of 29 per cent in US dollar terms compared with 2007 and of 15 per cent in sterling terms. The dividend will be payable on 6 May 2009, to shareholders on the register at the close of business on 20 March 2009.

After 15 years of double-digit dividend growth, we did not make the decision to lower the dividend lightly. Very careful consideration was given to the current operating environment and the increased uncertainty over both the supply of capital required in an increasingly volatile financial world and a pro-cyclical regulatory capital framework.

For 2009, HSBC has rebased the envisaged dividend per share for the first three interim dividends to US$0.08 to reflect the impact of the enlarged ordinary share capital following the Rights Issue we are announcing today, prevailing business conditions and capital requirements. The dividend payments remain substantial and reflect management's long-term confidence in the business. HSBC will continue to aim to pay progressive dividends in line with the long-term growth of the business.

Maintaining HSBC's financial strength

The logic of maintaining HSBC's distinctive financial strength which we have applied to our dividend also applies to our capital position. We have announced today a Rights Issue to strengthen further our capital ratios. We propose to raise, on a fully underwritten basis, approximately US$17.7 billion of equity which will increase our capital ratios by 150 basis points, strengthening the core equity tier 1 ratio to 8.5 per cent and the tier 1 ratio to 9.8 per cent, both on a pro-forma basis as at 31 December 2008. I shall be writing to all shareholders with full details.

Over the past 12 months, many of our competitors have received significant government capital injections - something we said we could not envisage - or have raised capital from shareholders and other investors. Higher regulatory capital requirements, in part from the effect of the economic downturn on capital requirements under the Basel II regime, as well as changing market sentiment on appropriate levels of leverage, have also raised expectations regarding capital levels. We are determined that HSBC should maintain its signature financial strength and we are now raising the top of our target range for our tier 1 ratio so that the range will be from 7.5 per cent to 10 per cent.

Planned internal capital generation remains strong and this capital raising will enhance our ability to deal with the impact of an uncertain economic environment and to respond to unforeseen events. Importantly, it will also give us options with respect to opportunities which we believe will present themselves to those with superior financial strength. These may involve organic investment in the continued taking of market share from more capital constrained competitors. There may also be opportunities to grow through targeted acquisitions by taking advantage of attractive valuations where the opportunities in question align with our strategy and the risks are understood.

Culture and compensation

We believe in the profound importance of culture and ethics in business. HSBC's longstanding traditions of financial strength, long-term customer relationships and conservative management are as important today as ever. They have not always been fashionable and we have not always been perfect. One of the consequences of the crisis - and rightly - is that we are going to see a fundamental re-evaluation of the rules and regulations that govern our business. But we should remember that no amount of rules and regulation will be sufficient if the culture does not encourage people to do the right thing. It is the responsibility of boards to supervise and management to embed a sustainable culture into the very fibre of the organisation. For HSBC, there is nothing more important.

We also intend to play our part in rebuilding public trust in our industry. This means we must be willing to take part in and shape the debate on how our industry should evolve in the coming years, based on the lessons which must be learnt from this crisis. In particular, we strongly believe that the industry must respond to the requirement for a more sober and reasonable approach to compensation. At HSBC, we are committed to the principle of sensible market-related pay, structured to align executive actions with long-term shareholder interests. A small number of individuals in a market system will inevitably receive compensation that is high in absolute terms, but this must be genuinely linked to long-term shareholder interests. It is clear that the banking industry got it wrong in the go-go years: we will play our part in helping the industry respond appropriately to the new realities.

It is right therefore that in HSBC's case, I outline our present position. As Chairman I elected in 2007 to no longer receive any cash bonus award; any variable compensation would be delivered through performance share awards - which would only vest if performance hurdles are met. No performance share awards will be made in the Group in respect of 2008. Mike Geoghegan, Group Chief Executive, Stuart Gulliver, Chief Executive of Global Banking and Markets and HSBC Global Asset Management, and Douglas Flint, Group Finance Director have asked the Remuneration Committee not to consider them for any bonus award for 2008. No cash bonus award will be made to any Executive Director for 2008. Full details on Directors' remuneration can be found in the Annual Report.

Learning the lessons

We are living through a genuinely global crisis; it cannot be solved by one nation alone. Governments need to work together with our industry to tackle the root causes of the crisis, while maintaining the open, globalised markets that have helped spread prosperity in the last two decades. Protectionism, both in trade and in capital flows, is a threat and in all its forms must be resisted.

We must also urgently improve governance and regulation to create a more stable financial framework. The globalisation of financial markets contrasts sharply with the domestic agenda of the regulatory regimes that underpin it. We support intergovernmental efforts to enhance the coordination of regulatory oversight, since we believe that this is essential to the stable development of the international capital markets for the benefit of the common good.

Continued economic strain

The coming twelve months will be difficult. We expect parts of Asia, the Middle East and Latin America to continue to outperform Western economies, but to be constrained by the global downturn.

We see unemployment rising through 2009 into 2010 in both the US and the UK, together with continuing declines in housing markets. We should remember that the US is the driver of the global economy and global growth depends on the US recovery.

We remain confident that HSBC is well-placed in today's environment and that our strength leads to opportunity. Our strategy has served HSBC well and positions it for long-term growth with attractive returns. HSBC continues to combine its position as the world's leading emerging markets bank with an extensive international network across both developed and faster growing markets. At the same time, as the financial system exhibits stress, our competitive position is improving as the capacity and capabilities of financial institutions are constrained by lack of capital and funding; many of them are also focusing more on their domestic markets.

Further strengthening our capital base will enhance our ability to deal with the impact of an uncertain economic environment and to respond to unforeseen events, as well as giving us options regarding opportunities which will undoubtedly present themselves to those with superior financial strength.

Review by Michael Geoghegan, Group Chief Executive Officer

The world today faces exceptionally challenging economic circumstances. 2008 was a very difficult year for the financial sector, and 2009 will be no less so, as the global downturn intensifies.

We have always talked openly about the challenges of the environment we operate in, rather than how we would like it to be. Today those challenges are many. We saw the downturn coming early, so we were able to position ourselves for it early. This has offered us some protection in the current turmoil, as have HSBC's trademark strengths of diversification, financial strength and self-funding. No one market accounts for more than a quarter of our total revenues.

All business lines except Personal Financial Services, and all regions except North America, were profitable in 2008. Many of our businesses have delivered strong results, despite very tough market conditions, and these offset the ongoing difficulties in the US business which the Group Chairman has mentioned.

Profits in Europe were US$10.9 billion, up 26 per cent. The results included a number of acquisition gains, and fair value gains on own debt, which were offset by write-downs in Global Banking and Markets. There was underlying growth in Personal Financial Services and Private Banking.

Asia produced pre-tax profits of some US$11.9 billion, 11 per cent down on a reported basis from the record performance of 2007, which had benefited from very strong equity market-based revenues and dilution gains from our mainland China and other associates.

Profits in Hong Kong declined 26 per cent to US$5.5 billion from 2007's record levels, mainly reflecting lower wealth management and insurance income in the deteriorating economic climate, in addition to impairment charges on some investments arising from sharp falls in equity market prices.

Outside Hong Kong, the Rest of Asia-Pacific (including the Middle East), grew pre-tax profits by 27 per cent to US$6.5 billion on an underlying basis. Many individual markets performed strongly, with profits in India some 26 per cent stronger at US$666 million, and our mainland China operations grew 64 per cent to US$319 million (excluding income from associates and dilution gains). Our operations in the Middle East increased pre-tax profits by US$439 million or 34 per cent to US$1.7 billion.

Pre-tax profits in Latin America were US$2 billion, down by 6 per cent, as a result of higher impairment changes.

We also reported a gain of US$6.6 billion on the fair value on own debt. As this will be reversed in later years we consider it a special item and it is not attributed to any business line.

Protecting our business and supporting our customers in challenging times

Although we were prepared for a significant global slowdown, it became clear last year that some markets were facing financial meltdown, driven by a lack of confidence in financial institutions not seen before. What began as a financial crisis has turned into a broader economic crisis that will affect virtually every economy in the world.

In this environment, we have taken measures to protect the business. Early on, we introduced more conservative lending criteria, for example, tightening loan-to-value ratios in the UK and reducing unsecured lending. In 2008, we have continued to focus our attention on the core banking principles that are fundamental to HSBC. Maintaining our capital strength and our conservative advances-to-deposits ratio of 84 per cent enables us to be self-funding. We are working hard to reduce non-core wholesale Global Banking and Markets assets and US-based sub-prime consumer assets. We are increasing liquidity and managing our risk-weighted assets carefully to protect our capital position. In many of our businesses, we saw a flight to quality from banks badly affected by the crisis, and in many markets we have helped provide liquidity to the interbank market.

I would like to emphasise that HSBC remains very much open for business. Our strong and diversified deposit base means we can continue to lend when our competitors are withdrawing. With the exception of North America, HSBC grew its lending in support of customers strongly in all regions in 2008. In our key markets of the UK and Hong Kong, we grew personal and commercial lending by 12 per cent and 11 per cent respectively, on an underlying basis. In the UK, where we called the top of the market and reduced our lending in 2006, we came back into the market to assist customers and almost doubled our gross mortgage lending in 2008 to £17 billion. In Hong Kong, savings and deposit balances grew strongly, as did customer lending, particularly in mortgages, cards and commercial lending. We are focusing all our lending growth carefully, to maintain high asset quality and to support our customers across the world.

Commercial Banking - maintained profitability despite difficult economic climate

Commercial Banking continues to be the jewel in the crown for HSBC. We have the broadest and best commercial banking franchise in the world, and our strengths as an international bank remain a compelling proposition for our customers.

In 2008, Commercial Banking profit before tax was modestly up on 2007 at US$7.2 billion, as strong revenue growth of 10 per cent more than offset the rise in loan impairments. To maintain our profitability in such a difficult year is a significant achievement.

Our international connectivity is driving increasing revenues. We grew international revenues - trade and supply chain and foreign exchange services - by a third. Our Global Links cross-border referral system helped us conclude over 5,600 transactions, almost double the volume in 2007, with an aggregate transaction value of over US$11 billion.

We are also supporting customers and expanding lending responsibly, growing deposits and lending, by 15 and 10 per cent respectively on an underlying basis. To provide extra support to smaller companies at a time when credit is scarce, we have established a US$5 billion global SME fund to support this important customer group.

Personal Financial Services - North America drives PBT loss, reasonable performance in other markets

Overall our Personal Financial Services business reported a loss before tax of US$11 billion in 2008, driven by loan impairment charges and a goodwill impairment charge related to North America.

Excluding the North America business, PFS remained profitable and we maintained revenue at 2007 levels despite pressure on interest margins and on fee income. Low interest rates are affecting savers, and the economics of running branch networks become more challenging in a low interest-rate environment.

We continued to focus on serving affluent customers who value the unique international banking and wealth management services HSBC can provide. We grew our HSBC Premier client base to 2.6m customers, up 22 per cent on 2007. Eight out of ten new Premier clients were new to HSBC. We achieve average income of US$2,000 per Premier customer and our proposition clearly meets the needs of affluent, internationally mobile customers. We launched Premier in six new markets, taking the total to 41.

In Europe, our Personal Financial Services business performance was resilient. Performance was solid in the UK, where we continued to strengthen our position in the mortgage market with the launch of a RateMatcher promotion to attract quality customers facing interest rate resets. This promotion resulted in new business totalling £5.4 billion, whose quality can be seen in the low LTV ratios which averaged 59 per cent. We have established a £15 billion mortgage fund in the UK for 2009 to build on this success.

Fee income fell in most regions due to a lack of confidence in investments, which resulted in lower fees from retail securities and investments.

HSBC Finance Corporation

The satisfactory performance of our Personal Financial Services businesses outside the US was obscured by substantial losses in HSBC Finance in the US. Loan impairment charges and other credit risk provisions in the US were US$16.3 billion, and we incurred a goodwill impairment charge of US$10.6 billion, representing all of our remaining North America Personal Financial Services goodwill. In these tough times, we must be, and we are, prepared to take tough action to work through this troubled business.

As the Chairman has said, the US economy deteriorated severely towards the end of 2008. Although it serves a large part of the population, it is clear that the sub-prime mortgage refinance model no longer operates effectively. Due to the lack of home equity, the deteriorating outlook for house price appreciation and very limited refinancing opportunities available to this customer segment in the near future, we will cease to write new consumer finance business through the HFC and Beneficial brands in the US, and will concentrate on running-off the outstanding real estate-secured and unsecured portfolio of US$62 billion.

As a result, we will close the majority of the HFC and Beneficial-branded US branch network, regrettably with the loss of 6,100 jobs. This will result in a restructuring charge of US$265 million in the first half of 2009, inclusive of closure costs and non-cash charges, and annualised cost savings of approximately US$700 million. With downside risks for unemployment and residential real estate in the US, we expect credit provisioning to remain elevated and operating losses to continue in 2009 and 2010.

With the future of subprime finance in the US uncertain, we no longer consider sub-prime finance in the US to be a core business to HSBC. We continue to make strenuous efforts to help customers in financial difficulty and avoid foreclosure. We modified almost 100,000 loans in 2008 and our foreclosure rate only increased slightly, despite the deterioration in the economy.

As the Chairman has said, we remain committed to the US. HSBC will continue to offer card finance, with the majority of assets held and funded through HSBC Bank USA. The personal finance operations of HSBC Bank USA, including its network of retail branches, are also unaffected by this decision.

Global Banking and Markets

Global Banking and Markets posted pre-tax profits of US$3.5 billion. This performance reflects the success of our emerging markets-led and financing-focused strategy, introduced in 2006, which is creating a leading wholesale bank offering global connectivity and a sophisticated range of services.

Global Banking and Markets revenues were affected by US$6.1 billion in write-downs of which US$5.4 billion were in respect of credit trading, leveraged and acquisition financing positions and monoline credit exposures and US$0.7 billion were impairments on available-for-sale asset-backed securities and holdings of debt and preferred shares of financial institutions.

Our focus on connecting emerging and developed markets has helped us grow profits from emerging markets, which now contribute two thirds of Global Banking and Markets profit before tax, up from a half in 2006.

Core businesses such as foreign exchange, Rates, Balance Sheet Management and Financing and Equity Capital Markets achieved record revenues. Foreign exchange revenues rose to a record US$3.8 billion due to increased market volatility and higher levels of customer activity, with notably strong performance in Europe and Rest of Asia-Pacific.

Robust growth in Global Banking was driven by improved margins in the credit and lending business, as well as substantial gains on credit default swaps in certain portfolios.

Loan impairments and other credit risk provisions rose to US$1.5 billion, reflecting the deteriorating credit environment as well as a number of bank failures in 2008.

Global Transaction Banking generated revenues of US$9.1 billion across Commercial Banking and Global Banking and Markets, an increase of 7 per cent over 2007. Trade and Supply Chain and Securities Services performed strongly with growth of 29 per cent and 10 per cent respectively, notably in Asia Pacific and the Middle East. Payments & Cash Management revenues remained robust, in spite of global interest rate cuts.

We recognised impairment losses of US$279 million in relation to our portfolio of securities held available for sale during 2008, although the value of these securities declined by some US$16.5 billion. The significant difference between these figures reflects illiquidity for all asset backed securities, and the low level of impairment losses reflects the seniority of the tranches held by HSBC. Please see the 2008 Annual Report and Accounts for more details.

Private Banking - a leading international private bank

In a world where the private banking industry saw major reductions in overall assets, HSBC Private Bank continued to perform strongly. Pre-tax profit held up well at just 4 per cent below 2007's record figure. Strong revenue growth in Europe, especially in Switzerland and the UK, was offset by reduced trading income in Asia, lower fee income, higher staff costs and loan impairment charges and other credit risk provisions.

Client assets decreased 16 per cent to US$352 billion, despite strong net new money flow of US$24 billion of which US$16.5 billion was in Europe. The decline in market values in all regions was the major reason for this decline. Although total client assets under management fell as a result of economic conditions, we attracted net new money of US$30 billion. Intra-Group referrals resulted in US$6.8 billion of net new money, compared with US$5.7 billion in 2007.

We continued to build our Private Banking franchise, opening offices in Guangzhou, Shanghai and Beijing, in mainland China, and expanding our domestic business in other emerging markets, especially India, Panama and Brazil.

Insurance - strong premium growth but profits affected by reduced investment income

We signalled our intention to grow Insurance to become a more significant contributor to the Group's profits. In 2008, pre-tax profits totalled US$2.6 billion, a decline of 19 per cent driven by lower investment returns and a reduced contribution from Ping An due to the Fortis impairment. Both Latin America and North America achieved higher profits than in 2007. Premiums grew by 20 per cent to US$11 billion, proving the resilience of the bancassurance model in all regions. In Asia, we continued to build our insurance franchise, opening businesses in both India and Korea.

Joining up the Company

Our customers rightly expect a consistently high quality of service wherever they deal with us around the world, consistent with our ranking as the number 1 financial brand. Our programme to 'join up' HSBC aims to make the brand promise a reality. Now in its third year, the positive results of Joining up the Company can be seen in many of our businesses - in Global Links referrals, Private Banking and Premier growth. We are also two years into a five-year plan to develop and deploy common systems throughout the Group under the One HSBC banner. This programme is core to Joining up the Company. It is delivering higher quality IT and Operations at lower cost across the Group. It allows us to service individual and corporate customer needs seamlessly across borders. It means we can deliver a consistently high-quality customer experience.

We cannot Join up the Company without joining up our people, my colleagues who deliver on our brand promise to our customers every day. Throughout the year, the Group Chairman and I visit almost half of the markets in which we operate. We know from the many colleagues we meet how difficult 2008 has been for them, as they have tried to support our customers and our business through the turmoil. I would like to thank them for their commitment and hard work through these tough times. It is a measure of the strength of this company that employee engagement, as recorded in our annual employee survey, rose to a new high in 2008 and exceeds both global and sector norms. As 93 per cent of colleagues completed the survey, this is a tremendous accolade and we are privileged to have such talented and loyal employees.

Operating outlook for 2009

Banks are a leveraged play on the economies they serve, and thus are a reflection of their customers' success. With most developed markets in recession, and emerging markets slowing sharply, we are seeing increased levels of stress in both consumer and commercial books. With the exception of North America, HSBC grew its lending in support of customers strongly in 2008. However, the general lack of international lending is a cause for concern, and will put further pressure on the availability of credit, especially in emerging markets.

As the Chairman has outlined, the outcome for 2009 is extremely hard to predict. In these challenging times, we are focusing on staying close to our loyal customers. We will concentrate on the opportunities our scale, international connectivity and emerging market dominance provide to do profitable, responsible business, despite the downturn. I am pleased to report that our business performance in January 2009 has been strong, and ahead of our expectations.

Financial Overview

Year ended 31 December				Year ended 31 December
2008				2008	2007
£m	HK$m			US$m	US$m
		For the year
5,072	72,474	Profit before tax		9,307	24,212
		Profit attributable to shareholders of the parent
3,122	44,604	company		5,728	19,133
6,159	88,001	Dividends		11,301	10,241

		At the year-end
64,203	725,330	Total shareholders' equity		93,591	128,160
90,182	1,018,815	Capital resources ***		131,460	152,640
854,352	9,651,935	Customer accounts and deposits by banks		1,245,411	1,228,321
1,733,841	19,587,854	Total assets		2,527,465	2,354,266
787,510	8,896,799	Risk-weighted assets ***		1,147,974	1,123,782

£	HK$			US$	US$
		Per ordinary share
0.26	3.66	Basic earnings		0.47	1.65
0.26	3.66	Diluted earnings		0.47	1.63
0.74	10.59	Basic earnings excluding goodwill impairment		1.36	1.65
0.51	7.24	Dividends *		0.93	0.87
5.10	57.65	Net asset value		7.44	10.72

		Share information
		US$0.50 ordinary shares in issue		12,105m	11,829m
		Market capitalisation		US$114bn	US$198bn
		Closing market price per share		£6.62	£8.42

			Over 1 year	Over 3 years	Over 5 years

		Total shareholder return to
		31 December 2008 **	84.5	84.5	98.5
		Benchmarks: FTSE 100	71.7	88.1	118.3
		MSCI World	81.8	93.6	123.7
		MSCI Banks	63.0	60.8	82.7

*        Under IFRSs accounting rules, the dividend per share of US$0.93 shown in the accounts is the     total of the dividends declared during 2008. This represents the fourth interim dividend for 2007 and the first, second and third interim dividends for 2008. As the fourth interim dividend for 2008 was declared in 2009 it will be reflected in the accounts for 2009.
**    Total shareholder return ('TSR') is as defined in the Annual Report and Accounts 2008.
***    The calculation of capital resources, capital ratios and risk-weighted assets for 31 December 2008 is on a Basel II basis. Comparatives are on a Basel I basis.

	Year ended 31 December
	2008	2007
	%	%
Performance ratios
Return on average invested capital^	4.0	15.3
Return on average total shareholders' equity	4.7	15.9
Post-tax return on average total assets	0.26	0.97
Post-tax return on average risk-weighted assets **	0.55	1.95

Efficiency and revenue mix ratios
Cost efficiency ratio
- reported	60.1	49.4
- excluding goodwill impairment	47.2	49.4

As a percentage of total operating income:
- net interest income	48.1	43.1
- net fee income	22.6	25.1
- net trading income	7.4	11.2

Capital ratios **
- Tier 1 ratio	8.3	9.3
- Total capital ratio	11.4	13.6

^    Return on invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders' equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.

**  The calculation of capital resources, capital ratios and risk-weighted assests for 31 December 2008 is on a Basel II basis.    Comparatives are on a Basel I basis.

Consolidated Income Statement

Year ended 31 December			Year ended 31 December
2008			2008	2007
£m	HK$m		US$m	US$m

49,759	710,961	Interest income	91,301	92,359
(26,562)	(379,523)	Interest expense	(48,738)	(54,564)

23,197	331,438	Net interest income	42,563	37,795

13,496	192,837	Fee income	24,764	26,337
(2,583)	(36,910)	Fee expense	(4,740)	(4,335)

10,913	155,927	Net fee income	20,024	22,002

462	6,594	Trading income excluding net interest income	847	4,458
3,113	44,489	Net interest income on trading activities	5,713	5,376

3,575	51,083	Net trading income	6,560	9,834

3,640	52,009	Changes in fair value of long-term debt issued and related derivatives	6,679	2,812
(1,541)	(22,013)	Net income/(expense) from other financial instruments designated at fair value	(2,827)	1,271
		Net income from financial instruments designated at
2,099	29,996	fair value	3,852	4,083
107	1,534	Gains less losses from financial investments	197	1,956
-	-	Gains arising from dilution of interests in associates	-	1,092
148	2,118	Dividend income	272	324
5,913	84,489	Net earned insurance premiums	10,850	9,076
1,333	19,039	Gains on disposal of French regional banks	2,445	-
986	14,078	Other operating income	1,808	1,439

48,271	689,702	Total operating income	88,571	87,601

		Net insurance claims incurred and movement in
(3,754)	(53,644)	liabilities to policyholders	(6,889)	(8,608)

		Net operating income before loan impairment charges
44,517	636,058	and other credit risk provisions	81,682	78,993
(13,591)	(194,185)	Loan impairment charges and other credit risk provisions	(24,937)	(17,242)

30,926	441,873	Net operating income	56,745	61,751

(11,332)	(161,907)	Employee compensation and benefits	(20,792)	(21,334)
(8,316)	(118,829)	General and administrative expenses	(15,260)	(15,294)
		Depreciation and impairment of property, plant and
(954)	(13,625)	equipment	(1,750)	(1,714)
(5,758)	(82,265)	Goodwill impairment	(10,564)	-
(399)	(5,708)	Amortisation and impairment of intangible assets	(733)	(700)

(26,759)	(382,334)	Total operating expenses	(49,099)	(39,042)

4,167	59,539	Operating profit	7,646	22,709

905	12,935	Share of profit in associates and joint ventures	1,661	1,503

5,072	72,474	Profit before tax	9,307	24,212

(1,531)	(21,874)	Tax expense	(2,809)	(3,757)

3,541	50,600	Profit for the year	6,498	20,455

		Profit attributable to shareholders of the parent
3,122	44,604	company	5,728	19,133

419	5,996	Profit attributable to minority interests	770	1,322

Consolidated Balance Sheet

At 31 December			At 31 December
2008			2008	2007
£m	HK$m		US$m	US$m

		ASSETS

35,944	406,069	Cash and balances at central banks	52,396	21,765
4,118	46,523	Items in the course of collection from other banks	6,003	9,777
10,536	119,024	Hong Kong Government certificates of indebtedness	15,358	13,893
293,148	3,311,800	Trading assets	427,329	445,968
19,574	221,131	Financial assets designated at fair value	28,533	41,564
339,485	3,835,289	Derivatives	494,876	187,854
105,483	1,191,687	Loans and advances to banks	153,766	237,366
639,947	7,229,727	Loans and advances to customers	932,868	981,548
205,961	2,326,821	Financial investments	300,235	283,000
7,914	89,412	Interests in associates and joint ventures	11,537	10,384
18,767	212,017	Goodwill and intangible assets	27,357	39,689
9,621	108,694	Property, plant and equipment	14,025	15,694
25,945	293,120	Other assets	37,822	39,493
1,751	19,778	Current tax assets	2,552	896
4,810	54,335	Deferred tax assets	7,011	5,284
10,837	122,427	Prepayments and accrued income	15,797	20,091

1,733,841	19,587,854	Total assets	2,527,465	2,354,266

At 31 December			At 31 December
2008			2008	2007
£m	HK$m		US$m	US$m

		LIABILITIES AND EQUITY

		Liabilities
10,536	119,024	Hong Kong currency notes in circulation	15,358	13,893
89,238	1,008,151	Deposits by banks	130,084	132,181
765,114	8,643,784	Customer accounts	1,115,327	1,096,140
4,961	56,048	Items in the course of transmission to other banks	7,232	8,672
169,889	1,919,303	Trading liabilities	247,652	314,580
51,167	578,050	Financial liabilities designated at fair value	74,587	89,939
334,123	3,774,715	Derivatives	487,060	183,393
123,269	1,392,621	Debt securities in issue	179,693	246,579
2,667	30,132	Retirement benefit liabilities	3,888	2,893
49,655	560,975	Other liabilities	72,384	35,013
1,250	14,121	Current tax liabilities	1,822	2,559
29,967	338,543	Liabilities under insurance contracts	43,683	42,606
10,597	119,722	Accruals and deferred income	15,448	21,766
1,187	13,408	Provisions	1,730	1,958
1,273	14,376	Deferred tax liabilities	1,855	1,859
20,191	228,106	Subordinated liabilities	29,433	24,819

1,665,084	18,811,079	Total liabilities	2,427,236	2,218,850

		Equity
4,152	46,911	Called up share capital	6,053	5,915
5,806	65,588	Share premium account	8,463	8,134
1,463	16,531	Other equity instruments	2,133	-
(2,570)	(29,039)	Other reserves	(3,747)	33,014
55,352	625,339	Retained earnings	80,689	81,097

64,203	725,330	Total shareholders' equity	93,591	128,160
4,554	51,445	Minority interests	6,638	7,256

68,757	776,775	Total equity	100,229	135,416

1,733,841	19,587,854	Total equity and liabilities	2,527,465	2,354,266

Consolidated Statement of Recognised Income and Expense

	Year ended 31 December
	2008	2007
	US$m	US$m
Available-for-sale investments:
- fair value gains/(losses) taken to equity	(23,722)	756
- fair value losses transferred to income statement on disposal	(1,316)	(1,826)
- amounts transferred to the income statement in respect of
impairment losses	1,779	86
Cash flow hedges:
- fair value gains/(losses) taken to equity	(1,720)	625
- fair value (gains)/losses transferred to income statement	1,754	(1,886)
Share of changes in equity of associates and joint ventures	(559)	372
Exchange differences	(12,205)	5,946
Actuarial gains/(losses) on defined benefit plans	(1,609)	2,167

	(37,598)	6,240
Tax on items taken directly to equity	1,879	(226)
Profit for the year	6,498	20,455

Total recognised income and expense for the year	(29,221)	26,469

Total recognised income and expense for the year attributable to:
- shareholders of the parent company	(29,225)	24,801
- minority interests	4	1,668

	(29,221)	26,469

Consolidated Cash Flow Statement

	Year ended 31 December
	2008	2007
	US$m	US$m
Cash flows from operating activities
Profit before tax	9,307	24,212

Adjustments for:
Non-cash items included in profit before tax	41,305	21,701
Change in operating assets	18,123	(176,538)
Change in operating liabilities	(63,413)	250,095
Elimination of exchange differences	36,132	(18,602)
Net gain from investing activities	(4,195)	(2,209)
Share of profits in associates and joint ventures	(1,661)	(1,503)
Dividends received from associates	655	363
Contribution paid to defined benefit plans	(719)	(1,393)
Tax paid	(5,114)	(5,088)

Net cash from operating activities	30,420	91,038

Cash flows from investing activities
Purchase of financial investments	(277,023)	(260,980)
Proceeds from the sale and maturity
of financial investments	223,138	238,647
Purchase of property, plant and equipment	(2,985)	(2,720)
Proceeds from the sale of property, plant and equipment	2,467	3,178
Proceeds from the sale of loan portfolios	9,941	1,665
Net purchase of intangible assets	(1,169)	(950)
Net cash inflow/(outflow) from acquisition of and increase in stake of subsidiaries	1,313	(623)
Net cash inflow from disposal of subsidiaries	2,979	187
Net cash outflow from acquisition of and increase in stake of associates	(355)	(351)
Net cash inflow from the consolidation of funds	16,500	1,600
Proceeds from disposal of associates	101	69

Net cash used in investing activities	(25,093)	(20,278)

Cash flows from financing activities
Issue of ordinary share capital	467	474
Issue of other equity instruments	2,133	-
Net purchases and sales of own shares for market-making
and investment purposes	(194)	126
Purchases of own shares to meet share awards and share option awards	(808)	(636)
On exercise of share options	27	104
Subordinated loan capital issued	7,094	5,705
Subordinated loan capital repaid	(350)	(689)
Dividends paid to shareholders of the parent company	(7,211)	(6,003)
Dividends paid to minority interests	(714)	(718)
Dividends paid to holders of other equity instruments	(92)	-

Net cash generated from/(used in) financing activities	352	(1,637)

Net increase in cash and cash equivalents	5,679	69,123

Cash and cash equivalents at 1 January	297,009	215,486
Exchange differences in respect of cash and cash equivalents	(23,816)	12,400

Cash and cash equivalents at 31 December	278,872	297,009

Additional Information

1. Basis of preparation and accounting policies

The basis of preparation and significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Notes 1 and 2 of the Annual Report and Accounts 2008.

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings contained within the Annual Report and Accounts 2008 have been prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2008, there were no unendorsed standards effective for the year ended 31 December 2008 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2008 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee ('IFRIC') and its predecessor body.

2. Dividends

On 2 March 2009, the Directors declared a fourth interim dividend for 2008 of US$0.10 per ordinary share. The dividend will be payable on 6 May 2009, to shareholders on the Register at the close of business on 20 March 2009. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11 am on 27 April 2009, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 31 March 2009 and elections will be required to be made by 23 April 2009. As this dividend was declared after the balance sheet date, it has not been included in 'Other liabilities' at 31 December 2008.

The dividend on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be payable on 6 May 2009 to the holders of record on 20 March 2009. The dividend will be payable in cash, in euros at the exchange rate on 27 April 2009, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 16 March 2009 and 25 March 2009.

The dividend on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be payable on 6 May 2009 to holders of record on 20 March 2009. The dividend of US$0.50 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 31 March 2009, and elections will be required to be made by 17 April 2009. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

The Company's shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 18 March 2009. The ADSs will be quoted ex-dividend in New York on 18 March 2009.

Dividends declared on HSBC Holdings shares during 2008 were as follows:

	2008			2007
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m

Dividends declared on ordinary shares
In respect of previous year:
- fourth interim dividend	0.390	4,620	2,233	0.360	4,161	2,116
In respect of current year:
- first interim dividend	0.180	2,158	256	0.170	1,986	712
- second interim dividend	0.180	2,166	727	0.170	1,997	912
- third interim dividend	0.180	2,175	380	0.170	2,007	614

	0.930	11,119	3,596	0.870	10,151	4,354

Quarterly dividends on preference shares
classified as equity
March dividend	15.50	22		15.50	22
June dividend	15.50	23		15.50	23
September dividend	15.50	22		15.50	22
December dividend	15.50	23		15.50	23

	62.00	90		62.00	90

Quarterly coupons on capital securities
classified as equity^
July coupon	0.541	47		-	-
October coupon	0.508	45		-	-

	1.049	92		-	-

         ^  During April 2008, HSBC Holdings issued US$2,200 million of Perpetual Subordinated Capital Securities which are classified as equity under IFRSs.

On 11 February 2009, the Directors declared a dividend of US$15.50 per non-cumulative US dollar preference share (Series A dollar preference share), equivalent to a dividend of US$0.3875 per Series A American Depository Share, each of which represents one-fortieth of a Series A dollar preference share. The dividend is payable on 16 March 2009 to the holder of record on 27 February 2009.

On 15 January 2009, HSBC paid a coupon on the Capital Securities of US$0.508 per security, a distribution of US$45 million. No liability is recorded in the balance sheet at 31 December 2008 in respect of this coupon payment.

3. Earnings and dividends per ordinary share

	Year ended 31 December
	2008	2007
	US$	US$

Basic earnings per ordinary share	0.47	1.65
Diluted earnings per ordinary share	0.47	1.63
Basic earnings per ordinary share excluding goodwill impairment	1.36	1.65
Dividends per ordinary share	0.93	0.87
Net asset value at year-end	7.44	10.72

Dividend pay out ratio^
- reported	197.9%	52.7%
- excluding goodwill impairment	68.4%	52.7%

^    Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company of US$5,546 million (2007: US$19,043 million) by the weighted average number of ordinary shares, excluding own shares held, outstanding in 2008 of 11,812 million (2007: 11,545 million).

	Year ended 31 December
	2008	2007
	US$m	US$m

Profit attributable to shareholders of the parent company	5,728	19,133
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(92)	-

Profit attributable to the ordinary shareholders of the parent company	5,546	19,043

Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of dilutive potential ordinary shares in 2008 of 11,915 million shares (2007: 11,661 million shares).

4. Tax expense

	Year ended 31 December
	2008	2007
	US$m	US$m

UK corporation tax charge	1,671	1,326
Overseas tax	1,703	3,879

Current tax	3,374	5,205
Deferred tax	(565)	(1,448)

Tax expense	2,809	3,757

Effective tax rate	30.2%	15.5%

HSBC Holdings and its subsidiaries in the United Kingdom provided for UK corporation tax at 28.5 per cent (2007: 30 per cent). Overseas tax included Hong Kong profits tax of US$846 million (2007: US$1,137 million) provided at the rate of 16.5 per cent (2007: 17.5 per cent) on the profits for the year assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Analysis of tax expense	Year ended 31 December
	2008	2007
	US$m	US$m

Taxation at UK corporation tax rate of 28.5 per cent (2007: 30 per cent)	2,652	7,264
Goodwill impaired	3,010	-
Effect of taxing overseas profit in principal locations at different rates	(1,339)	(1,460)
Tax-free gains	(1,016)	(296)
Adjustments in respect of prior period liabilities	(67)	(309)
Low income housing tax credits	(103)	(107)
Effect of profit in associates and joint ventures	(473)	(450)
Effect of previously unrecognised temporary differences	(98)	(485)
Release of deferred tax consequent on restructuring of Group interests	-	(359)
Impact of gains arising from dilution of interests in associates	-	(253)
Other items	243	212

Overall tax expense	2,809	3,757

5. Capital resources

	2008	2007	2007
	Basel II	Basel II	Basel I
	Actual	Pro-forma	Actual
	US$m	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders' equity	93,591	128,160	128,160
Minority interests	6,638	7,256	7,256
Less:
Preference share premium	(1,405)	(1,405)	(1,405)
Preference share minority interests	(2,110)	(2,181)	(2,181)
Goodwill capitalised and intangible assets	(26,861)	(38,855)	(38,855)
Unrealised losses on available-for-sale debt securities	21,439	2,445	2,445
Other regulatory adjustments	(8,222)	(3,325)	(4,551)
50% of excess of expected losses over impairment allowances	(2,660)	(4,508)	-

Core equity tier 1 capital	80,410	87,587	90,869
Preference share premium	1,405	1,405	1,405
Preference share minority interests	2,110	2,181	2,181
Innovative tier 1 securities	11,411	10,512	10,512

Tier 1 capital	95,336	101,685	104,967

Tier 2 capital
Reserves arising from revaluation of property and unrealised
gains on available-for-sale equities	1,726	4,393	4,393
Collective impairment allowances	3,168	2,176	14,047
Perpetual subordinated debt	2,996	3,114	3,114
Term subordinated debt	41,204	37,658	37,658
Minority and other interests in tier 2 capital	300	300	300

Total qualifying tier 2 capital before deductions	49,394	47,641	59,512

Unconsolidated investments	(9,613)	(11,092)	(11,092)
50% of excess of expected losses over impairment allowances	(2,660)	(4,508)	-
Other deductions	(997)	(747)	(747)

	(13,270)	(16,347)	(11,839)

Total regulatory capital	131,460	132,979	152,640

Risk-weighted assets
Credit and counterparty risk	956,596	1,011,343	-
Market risk	70,264	45,840	-
Operational risk	121,114	107,466	-
Banking book	-	-	1,020,747
Trading book	-	-	103,035

	1,147,974	1,164,649	1,123,782

	2008	2007	2007
	Basel II	Basel II	Basel I
	Actual	Pro-forma	Actual
	%	%	%
Capital ratios
Core equity tier 1 ratio	7.0	7.5	8.1
Tier 1 ratio	8.3	8.7	9.3
Total capital ratio	11.4	11.4	13.6

6. Notes on the cash flow statement

	Year ended 31 December
	2008	2007
	US$m	US$m

Non-cash items included in profit before tax
Depreciation, amortisation and impairment	13,367	2,522
Gain arising from dilution of interests in associates	-	(1,092)
Revaluations on investment property	92	(152)
Share-based payment expense	819	870
Loan impairment losses gross of recoveries and other credit risk provisions	25,034	18,182
Provisions	591	989
Impairment of financial investments	1,779	104
Charge for defined benefit plans	490	727
Accretion of discounts and amortisation of premiums	(867)	(449)

	41,305	21,701

Change in operating assets
Change in prepayments and accrued income	4,178	(5,069)
Change in net trading securities and net derivatives	(23,293)	(4,972)
Change in loans and advances to banks	22,596	(8,922)
Change in loans and advances to customers	7,279	(131,886)
Change in financial assets designated at fair value	12,757	(13,360)
Change in other assets	(5,394)	(12,329)

	18,123	(176,538)

Change in operating liabilities
Change in accruals and deferred income	(6,169)	5,119
Change in deposits by banks	(3,038)	32,594
Change in customer accounts	32,372	199,806
Change in debt securities in issue	(67,152)	(12,489)
Change in financial liabilities designated at fair value	(15,352)	12,304
Change in other liabilities	(4,074)	12,761

	(63,413)	250,095

Cash and cash equivalents
Cash and balances at central banks	52,396	21,765
Items in the course of collection from other banks	6,003	9,777
Loans and advances to banks of one month or less	165,066	232,320
Treasury bills, other bills and certificates of deposit
less than three months	62,639	41,819
Less: items in the course of transmission to other banks	(7,232)	(8,672)

Total cash and cash equivalents	278,872	297,009

Interest and dividends
Interest paid	(60,342)	(63,626)
Interest received	107,019	103,393
Dividends received	1,876	1,833

7. Loan impairment charges

	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Individually assessed impairment allowances:
- Net new allowances	390	1,787	2,177	442	483	925
- Recoveries	(58)	(55)	(113)	(57)	(72)	(129)

	332	1,732	2,064	385	411	796
Collectively assessed impairment allowances:
- Net new allowances	10,046	12,742	22,788	6,230	11,027	17,257
- Recoveries	(421)	(300)	(721)	(287)	(589)	(876)

	9,625	12,442	22,067	5,943	10,438	16,381
Total charge for
impairment losses	9,957	14,174	24,131	6,328	10,849	17,177

Customers	9,957	14,120	24,077	6,328	10,849	17,177
Banks	-	54	54	-	-	-

8. Analysis of net fee income

	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Cards	3,089	2,755	5,844	3,092	3,404	6,496
Account services	2,260	2,093	4,353	1,961	2,398	4,359
Funds under management	1,572	1,185	2,757	1,390	1,585	2,975
Insurance	942	829	1,771	804	1,032	1,836
Broking income	954	784	1,738	928	1,084	2,012
Credit facilities	639	674	1,313	672	466	1,138
Global custody	757	554	1,311	557	847	1,404
Imports/Exports	496	518	1,014	407	459	866
Remittances	307	303	610	273	283	556
Unit trusts	337	165	502	420	455	875
Corporate finance	232	149	381	220	189	409
Underwriting	204	121	325	196	171	367
Trust income	164	161	325	146	153	299
Taxpayer financial services	154	14	168	234	18	252
Maintenance income on
operating leases	70	60	130	69	70	139
Mortgage servicing	56	64	120	53	56	109
Other	1,148	954	2,102	1,066	1,179	2,245

Total fee income	13,381	11,383	24,764	12,488	13,849	26,337
Less: fee expense	(2,390)	(2,350)	(4,740)	(1,993)	(2,342)	(4,335)

Net fee income	10,991	9,033	20,024	10,495	11,507	22,002

9. Distribution of results by customer group and global business

Personal Financial Services
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	15,217	14,202	29,419	13,998	15,071	29,069
Net fee income	5,626	4,481	10,107	5,523	6,219	11,742

Net trading income	184	70	254	93	85	178
Net income/(expense) from
financial instruments designated
at fair value	(1,135)	(1,777)	(2,912)	796	537	1,333
Gains less losses from financial
investments	585	78	663	60	291	351
Dividend income	15	75	90	41	14	55
Net earned insurance premiums	4,746	5,337	10,083	3,735	4,536	8,271
Other operating income/(expense)	390	(131)	259	255	132	387

Total operating income	25,628	22,335	47,963	24,501	26,885	51,386

Net insurance claims incurred and
movement in liabilities to
policyholders	(3,206)	(3,268)	(6,474)	(3,605)	(4,542)	(8,147)
Net operating income before loan
impairment charges and other
credit risk provisions	22,422	19,067	41,489	20,896	22,343	43,239

Loan impairment charges and
other credit risk provisions	(9,384)	(11,836)	(21,220)	(5,928)	(10,244)	(16,172)

Net operating income	13,038	7,231	20,269	14,968	12,099	27,067

Net operating expenses
excluding goodwill impairment	(10,572)	(10,568)	(21,140)	(10,452)	(11,305)	(21,757)
Goodwill impairment	(527)	(10,037)	(10,564)	-	-	-

Operating profit/(loss)	1,939	(13,374)	(11,435)	4,516	794	5,310

Share of profit in associates and
joint ventures	374	87	461	213	377	590

Profit/(loss) before tax	2,313	(13,287)	(10,974)	4,729	1,171	5,900

Commercial Banking
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	4,747	4,747	9,494	4,286	4,769	9,055
Net fee income	2,165	1,932	4,097	1,904	2,068	3,972

Net trading income	221	165	386	134	162	296
Net income/(expense) from
financial instruments
designated at fair value	(59)	(165)	(224)	(24)	46	22
Gains less losses from financial
investments	191	2	193	25	65	90
Dividend income	3	85	88	4	4	8
Net earned insurance premiums	360	319	679	205	528	733
Other operating income	718	221	939	2	163	165

Total operating income	8,346	7,306	15,652	6,536	7,805	14,341

Net insurance claims incurred and
movement in liabilities to
policyholders	(190)	(145)	(335)	44	(435)	(391)
Net operating income before loan
impairment charges and other
credit risk provisions	8,156	7,161	15,317	6,580	7,370	13,950

Loan impairment charges and
other credit risk provisions	(563)	(1,610)	(2,173)	(431)	(576)	(1,007)

Net operating income	7,593	5,551	13,144	6,149	6,794	12,943

Net operating expenses	(3,280)	(3,301)	(6,581)	(2,907)	(3,345)	(6,252)

Operating profit	4,313	2,250	6,563	3,242	3,449	6,691

Share of profit in associates and
joint ventures	298	333	631	180	274	454

Profit before tax	4,611	2,583	7,194	3,422	3,723	7,145

Global Banking and Markets
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,737	4,804	8,541	1,847	2,583	4,430
Net fee income	2,354	1,937	4,291	2,264	2,637	4,901

Net trading income/(expense)	633	(152)	481	2,897	370	3,267
Net income/(expense) from
financial instruments designated
at fair value	(211)	(227)	(438)	11	(175)	(164)
Gains less losses from financial
investments	244	(571)	(327)	768	545	1,313
Dividend income	49	27	76	175	47	222
Net earned insurance premiums	62	43	105	46	47	93
Other operating income	551	317	868	529	689	1,218

Total operating income	7,419	6,178	13,597	8,537	6,743	15,280

Net insurance claims incurred and
movement in liabilities to
policyholders	(40)	(39)	(79)	(38)	(32)	(70)
Net operating income before loan
impairment charges and other
credit risk provisions	7,379	6,139	13,518	8,499	6,711	15,210

Loan impairment charges and
other credit risk recoveries	(115)	(1,356)	(1,471)	24	(62)	(38)

Net operating income	7,264	4,783	12,047	8,523	6,649	15,172

Net operating expenses	(4,827)	(4,265)	(9,092)	(4,479)	(4,879)	(9,358)

Operating profit	2,437	518	2,955	4,044	1,770	5,814

Share of profit in associates and
joint ventures	253	275	528	114	193	307

Profit before tax	2,690	793	3,483	4,158	1,963	6,121

Private Banking
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	783	829	1,612	567	649	1,216
Net fee income	814	662	1,476	811	804	1,615

Net trading income	218	204	422	259	275	534
Net income/(expense) from
financial instruments designated
at fair value	1	(1)	-	-	(1)	(1)
Gains less losses from financial
investments	80	(16)	64	45	74	119
Dividend income	4	4	8	5	2	7
Other operating income	16	33	49	31	27	58

Net operating income before
loan impairment charges and
other credit risk provisions	1,916	1,715	3,631	1,718	1,830	3,548

Loan impairment (charges)/
recoveries and other credit
risk provisions	4	(72)	(68)	(9)	(5)	(14)

Net operating income	1,920	1,643	3,563	1,709	1,825	3,534

Net operating expenses	(1,098)	(1,018)	(2,116)	(929)	(1,096)	(2,025)

Operating profit	822	625	1,447	780	729	1,509

Share of profit in associates and
joint ventures	-	-	-	-	2	2

Profit before tax	822	625	1,447	780	731	1,511

Other
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	(375)	(581)	(956)	(291)	(251)	(542)
Net fee income/(expense)	32	21	53	(7)	(221)	(228)

Net trading income/(expense)	(353)	(177)	(530)	(49)	175	126
Changes in fair value of long-term
debt issued and related
derivatives	577	6,102	6,679	284	2,528	2,812
Net income from other
financial instruments
designated at fair value	243	504	747	(193)	274	81

Net income from financial
instruments designated
at fair value	820	6,606	7,426	91	2,802	2,893
Gains less losses from financial
investments	(283)	(113)	(396)	101	(18)	83
Gains arising from dilution of
interests in associates	-	-	-	1,076	16	1,092
Dividend income	17	(7)	10	27	5	32
Net earned insurance premiums	(15)	(2)	(17)	(9)	(12)	(21)
Gains on disposal of French
regional banks	-	2,445	2,445	-	-	-
Other operating income	1,943	2,318	4,261	1,667	1,856	3,523

Total operating income	1,786	10,510	12,296	2,606	4,352	6,958

Net insurance claims incurred
and movement in liabilities
to policyholders	(1)	-	(1)	-	-	-
Net operating income before
loan impairment charges and
other credit risk provisions	1,785	10,510	12,295	2,606	4,352	6,958

Loan impairment charges and
other credit risk provisions	-	(5)	(5)	(2)	(9)	(11)

Net operating income	1,785	10,505	12,290	2,604	4,343	6,947

Net operating expenses	(2,019)	(2,155)	(4,174)	(1,650)	(1,912)	(3,562)

Operating profit/(loss)	(234)	8,350	8,116	954	2,431	3,385

Share of profit/(loss) in associates
and joint ventures	45	(4)	41	116	34	150

Profit/(loss) before tax	(189)	8,346	8,157	1,070	2,465	3,535

10. Geographical distribution of results

Europe
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	18,126	16,991	35,117	15,217	17,927	33,144
Interest expense	(13,651)	(11,770)	(25,421)	(11,297)	(14,101)	(25,398)

Net interest income	4,475	5,221	9,696	3,920	3,826	7,746

Fee income	5,666	4,559	10,225	5,382	5,591	10,973
Fee expense	(1,443)	(1,290)	(2,733)	(1,238)	(1,304)	(2,542)

Net fee income	4,223	3,269	7,492	4,144	4,287	8,431

Net trading income	3,649	1,708	5,357	3,338	3,605	6,943
Changes in fair value of long-term
debt issued and related derivatives	207	2,732	2,939	203	856	1,059
Net income/(expense) from
other financial instruments
designated at fair value	(866)	(960)	(1,826)	145	22	167

Net income/(expense) from
financial instruments
designated at fair value	(659)	1,772	1,113	348	878	1,226
Gains less losses from financial
investments	608	(190)	418	790	536	1,326
Dividend income	20	110	130	161	10	171
Net earned insurance premiums	2,286	3,013	5,299	1,480	2,530	4,010
Gains on disposal of French
regional banks	-	2,445	2,445	-	-	-
Other operating income	1,427	669	2,096	262	931	1,193

Total operating income	16,029	18,017	34,046	14,443	16,603	31,046

Net insurance claims incurred and
movement in liabilities to
policyholders	(1,388)	(1,979)	(3,367)	(1,146)	(2,333)	(3,479)
Net operating income before loan
impairment charges and other
credit risk provisions	14,641	16,038	30,679	13,297	14,270	27,567

Loan impairment charges and
other credit risk provisions	(1,272)	(2,482)	(3,754)	(1,363)	(1,179)	(2,542)

Net operating income	13,369	13,556	26,925	11,934	13,091	25,025

Net operating expenses	(8,193)	(7,879)	(16,072)	(7,972)	(8,553)	(16,525)

Operating profit	5,176	5,677	10,853	3,962	4,538	8,500

Share of profit in associates
and joint ventures	1	15	16	88	7	95

Profit before tax	5,177	5,692	10,869	4,050	4,545	8,595

Hong Kong
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	4,984	4,546	9,530	6,214	6,366	12,580
Interest expense	(2,149)	(1,683)	(3,832)	(3,646)	(3,451)	(7,097)

Net interest income	2,835	2,863	5,698	2,568	2,915	5,483

Fee income	1,724	1,338	3,062	1,659	2,201	3,860
Fee expense	(255)	(227)	(482)	(220)	(278)	(498)

Net fee income	1,469	1,111	2,580	1,439	1,923	3,362

Net trading income	314	879	1,193	469	773	1,242
Changes in fair value of
long-term debt issued
and related derivatives	1	2	3	-	2	2
Net income/(expense) from
other financial instruments
designated at fair value	(362)	(832)	(1,194)	210	464	674

Net income/(expense) from
financial instruments
designated at fair value	(361)	(830)	(1,191)	210	466	676
Gains less losses from financial
investments	(98)	(211)	(309)	32	62	94
Dividend income	20	21	41	17	14	31
Net earned insurance premiums	1,650	1,597	3,247	1,426	1,371	2,797
Other operating income	448	369	817	413	432	845

Total operating income	6,277	5,799	12,076	6,574	7,956	14,530

Net insurance claims incurred and
movement in liabilities to
policyholders	(1,169)	(753)	(1,922)	(1,512)	(1,696)	(3,208)
Net operating income before
loan impairment charges and
other credit risk provisions	5,108	5,046	10,154	5,062	6,260	11,322

Loan impairment charges and
other credit risk provisions	(81)	(684)	(765)	(80)	(151)	(231)

Net operating income	5,027	4,362	9,389	4,982	6,109	11,091

Net operating expenses	(1,975)	(1,968)	(3,943)	(1,665)	(2,115)	(3,780)

Operating profit	3,052	2,394	5,446	3,317	3,994	7,311

Share of profit/(loss) in associates
and joint ventures	21	(6)	15	13	15	28

Profit before tax	3,073	2,388	5,461	3,330	4,009	7,339

Rest of Asia-Pacific (including
Middle East)	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	5,747	5,770	11,517	4,662	5,496	10,158
Interest expense	(3,114)	(2,910)	(6,024)	(2,761)	(3,254)	(6,015)

Net interest income	2,633	2,860	5,493	1,901	2,242	4,143

Fee income	1,686	1,468	3,154	1,174	1,535	2,709
Fee expense	(348)	(248)	(596)	(164)	(299)	(463)

Net fee income	1,338	1,220	2,558	1,010	1,236	2,246

Net trading income	1,329	1,115	2,444	797	846	1,643
Changes in fair value of
long-term debt issued and
related derivatives	-	1	1	1	-	1
Net income/(expense) from
other financial instruments
designated at fair value	(88)	(84)	(172)	77	33	110

Net income/(expense) from
financial instruments
designated at fair value	(88)	(83)	(171)	78	33	111
Gains less losses from financial
investments	33	(1)	32	26	12	38
Gains arising from dilution of
interests in associates	-	-	-	1,076	5	1,081
Dividend income	2	2	4	4	4	8
Net earned insurance premiums	114	83	197	109	117	226
Other operating income	484	580	1,064	360	438	798

Total operating income	5,845	5,776	11,621	5,361	4,933	10,294

Net insurance claims incurred and
movement in liabilities to
policyholders	(4)	32	28	(141)	(112)	(253)
Net operating income before loan
impairment charges and other
credit risk provisions	5,841	5,808	11,649	5,220	4,821	10,041

Loan impairment charges and
other credit risk provisions	(369)	(762)	(1,131)	(308)	(308)	(616)

Net operating income	5,472	5,046	10,518	4,912	4,513	9,425

Net operating expenses	(2,784)	(2,879)	(5,663)	(2,075)	(2,689)	(4,764)

Operating profit	2,688	2,167	4,855	2,837	1,824	4,661

Share of profit in associates and
joint ventures	936	677	1,613	507	841	1,348

Profit before tax	3,624	2,844	6,468	3,344	2,665	6,009

North America
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	13,797	12,100	25,897	14,958	15,225	30,183
Interest expense	(5,924)	(4,755)	(10,679)	(7,651)	(7,685)	(15,336)

Net interest income	7,873	7,345	15,218	7,307	7,540	14,847

Fee income	3,245	3,047	6,292	3,307	3,426	6,733
Fee expense	(423)	(642)	(1,065)	(403)	(520)	(923)

Net fee income	2,822	2,405	5,227	2,904	2,906	5,810

Net trading income/(expense)	(1,816)	(1,319)	(3,135)	622	(1,164)	(542)
Changes in fair value of
long-term debt issued
and related derivatives	369	3,367	3,736	81	1,669	1,750
Net income/(expense) from
other financial instruments
designated at fair value	(1)	2	1	-	-	-

Net income from
financial instruments
designated at fair value	368	3,369	3,737	81	1,669	1,750
Gains less losses from financial
investments	106	(226)	(120)	53	192	245
Dividend income	40	37	77	64	41	105
Net earned insurance premiums	203	187	390	231	218	449
Other operating income/(expense)	115	(92)	23	342	18	360

Total operating income	9,711	11,706	21,417	11,604	11,420	23,024

Net insurance claims incurred and
movement in liabilities to
policyholders	(112)	(126)	(238)	(124)	(117)	(241)
Net operating income before loan
impairment charges and other
credit risk provisions	9,599	11,580	21,179	11,480	11,303	22,783

Loan impairment charges and
other credit risk provisions	(7,166)	(9,629)	(16,795)	(3,820)	(8,336)	(12,156)

Net operating income	2,433	1,951	4,384	7,660	2,967	10,627

Net operating expenses
excluding goodwill impairment	(4,807)	(4,552)	(9,359)	(5,235)	(5,321)	(10,556)
Goodwill impairment	(527)	(10,037)	(10,564)	-	-	-

Operating profit/(loss)	(2,901)	(12,638)	(15,539)	2,425	(2,354)	71

Share of profit in associates
and joint ventures	8	3	11	10	10	20

Profit/(loss) before tax	(2,893)	(12,635)	(15,528)	2,435	(2,344)	91

Latin America
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2008	2008	2008	2007	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	5,785	5,847	11,632	4,376	5,095	9,471
Interest expense	(2,423)	(2,751)	(5,174)	(1,842)	(2,053)	(3,895)

Net interest income	3,362	3,096	6,458	2,534	3,042	5,576

Fee income	1,418	1,298	2,716	1,234	1,413	2,647
Fee expense	(279)	(270)	(549)	(236)	(258)	(494)

Net fee income	1,139	1,028	2,167	998	1,155	2,153

Net trading income	358	343	701	285	263	548
Changes in fair value of
long-term debt issued
and related derivatives	-	-	-	-	-	-
Net income from other
financial instruments
designated at fair value	156	208	364	157	163	320

Net income from financial
instruments designated at
fair value	156	208	364	157	163	320
Gains less losses from financial
investments	168	8	176	98	155	253
Gains arising from dilution of
interests in associates	-	-	-	-	11	11
Dividend income	6	14	20	6	3	9
Net earned insurance premiums	900	817	1,717	731	863	1,594
Other operating income	130	170	300	153	75	228

Total operating income	6,219	5,684	11,903	4,962	5,730	10,692

Net insurance claims incurred and
movement in liabilities to
policyholders	(764)	(626)	(1,390)	(676)	(751)	(1,427)
Net operating income before loan
impairment charges and other
credit risk provisions	5,455	5,058	10,513	4,286	4,979	9,265

Loan impairment charges and
other credit risk provisions	(1,170)	(1,322)	(2,492)	(775)	(922)	(1,697)

Net operating income	4,285	3,736	8,021	3,511	4,057	7,568

Net operating expenses	(3,023)	(2,967)	(5,990)	(2,516)	(2,886)	(5,402)

Operating profit	1,262	769	2,031	995	1,171	2,166

Share of profit in associates and
joint ventures	4	2	6	5	7	12

Profit before tax	1,266	771	2,037	1,000	1,178	2,178

11. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 20 March 2009. Any person who has acquired shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00pm on Thursday 19 March 2009 in order to receive the fourth interim dividend for 2008, which will be payable on Wednesday 6 May 2009. Transfers may not be made to or from the Hong Kong Overseas Branch Register while the Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Friday 20 March 2009 in order to receive the dividend.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 20 March 2009 in order to receive the dividend.

12. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

		Year ended 31 December
		2008	2007

Closing :	HK$/US$	7.750	7.798
	£/US$	0.686	0.498

Average :	HK$/US$	7.787	7.801
	£/US$	0.545	0.500

13. Litigation

On 27 July 2007, the UK Office of Fair Trading ('OFT') issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the 'charges'). Pending the resolution of the proceedings, the Financial Services Authority ('FSA') has granted firms (including HSBC Bank) a waiver enabling them to place relevant complaints about the charges on hold and the County Courts have stayed all individual customer claims.

Certain preliminary issues in these proceedings have been heard in the Commercial Division of the High Court. This has confirmed that HSBC Bank's current and historic charges are capable of being tested for fairness but are not capable of being penalties. HSBC Bank (and all the other financial institutions involved in the legal proceedings) appealed the finding that the current charges are capable of being tested for fairness. The Court of Appeal delivered its judgement on 26 February 2009, confirming the decision of the High Court that the charges of HSBC Bank (and all of the other financial institutions involved in the legal proceedings) are capable of being tested for fairness. HSBC Bank is considering applying for leave to appeal to the House of Lords.

The proceedings remain at an early stage and may, allowing for appeals on the issues, take some time to conclude. A wide range of outcomes is possible, depending upon the outcome of any appeal to the House of Lords and, to the extent applicable, upon the Court's assessment of the fairness of each charge across the period under review. Since July 2001, there have been a variety of charges applied by HSBC Bank across different charging periods under the then existing contractual arrangements. HSBC Bank considers the charges to be and to have been valid and enforceable, and intends strongly to defend its position.

If, contrary to HSBC Bank's current assessment, the Court should ultimately (after appeals) reach an adverse decision that results in a liability, a large number of different outcomes is possible, each of which would have a different financial impact. Given that there is limited authority on how an assessment of fairness should be conducted, HSBC Bank's estimate of the potential financial impact is that it could be in the order of approximately £350 million (US$510 million), as published in the Interim Report 2008. To make an estimate of the potential financial impact at this stage with any precision is extremely difficult, owing to (among other things) the complexity of the issues, the number of permutations of possible outcomes, and the early stage of the proceedings. In addition, the assumptions made by HSBC Bank may prove to be incorrect.

On 11 December 2008 Bernard L Madoff ('Madoff') was arrested and charged in the United States District Court for the Southern District of New York with one count of securities fraud. That same day, the US Securities and Exchange Commission ('SEC') filed securities fraud charges against Madoff and his firm Bernard L Madoff Investment Securities LLC ('Madoff Securities'), a broker dealer and investment advisor registered with the SEC. The criminal complaint and SEC complaint each alleged that Madoff had informed senior Madoff Securities employees, in substance, that his investment advisory business was a fraud. On 15 December 2008, on the application of the Securities Investor Protection Corporation, the United States District Court for the Southern District of New York appointed a trustee for the liquidation of the business of Madoff Securities, and removed the liquidation proceeding to the United States Bankruptcy Court for the Southern District of New York. On 9 February 2009, on Madoff's consent, the United States District Court for the Southern District of New York entered a partial judgement in the SEC action, permanently enjoining Madoff from violating certain antifraud provisions of the US securities laws, ordering Madoff to pay disgorgement, prejudgement interest and a civil penalty in amounts to be determined at a later time, and continuing certain other relief previously imposed, including a freeze on Madoff's assets. The relevant US authorities are continuing their investigations into the alleged fraud. There remains significant uncertainty as to the facts of the alleged fraud and the extent of any assets of, and remaining within, Madoff Securities.

Various non-US HSBC group companies provide custodial, administration and similar services to a number of funds incorporated outside the United States of America whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the aggregate net asset value of these funds (which would include principal amounts invested and unrealised gains) was US$8.4 billion.

Proceedings concerning Madoff and Madoff Securities have already been issued in various jurisdictions against numerous defendants and HSBC expects further proceedings to be brought, including by the Madoff Securities trustee. Various HSBC group companies have been named as defendants in suits in the United States anticipated to seek class action status and cases in the Commercial List of the Irish courts. All of the cases where HSBC group companies are named as a defendant are at a very early stage. HSBC considers that it has good defences to these claims and will continue to defend them vigorously. HSBC is unable reliably to estimate the liability, if any, that might arise as a result of such claims.

Various HSBC group companies have also received requests for information from various regulatory authorities in connection with the alleged fraud by Madoff. HSBC group companies are co-operating with these requests for information.

These actions apart HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US arising out of its normal business operation. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the litigation arising out of its normal business operations. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practical to do so.

14. Goodwill impairment

It is HSBC's policy to test goodwill for impairment annually, and to perform an impairment test more frequently for cash generating units ('CGUs') when there are indications that conditions have changed for those CGUs since the last goodwill impairment test that would result in a different outcome.

At 31 December 2008, HSBC recognised an impairment charge of US$10,564 million (2007: nil) in respect of Personal Financial Services - North America. This was a result of the very significant deterioration in the economic and credit conditions in North America and the resulting further restructuring in the Personal Financial Services - North America CGU in the latter part of 2008. The reduction in the recoverable amount of the main business lines was driven by higher losses than were expected for 2008, including higher levels of impairment charges, contraction in new business from lending activities and a delay in the expected return to profitability of the business. The deterioration in the financial performance was particularly severe in the fourth quarter of 2008. In addition, the discount rate used increased as observed market discount rates increased for US consumer finance and banking businesses.

15. Events after the balance sheet date

A fourth interim dividend for 2008 of US$0.10 per ordinary share (US$1,214 million) (2007: US$0.39 per ordinary share, US$4,628 million) was declared by the Directors after 31 December 2008.

In late February 2009, HSBC decided to discontinue all originations by the branch-based consumer lending business of HSBC Finance. HSBC Finance will continue to service and collect the existing portfolio as it runs off. Closure costs of approximately US$265 million are expected to be incurred, mainly relating to one-off termination and other employee benefit costs, and charges for impairment of fixed assets associated with the consumer lending branch network, a substantial portion of which will be recorded in the first half of 2009.

On 2 March 2009, HSBC Holdings plc announced its proposal to raise £12.5 billion (US$17.7 billion) (net of expenses) by way of a fully underwritten rights issue of 5,060 million new ordinary shares at a price of 254 pence per share on the basis of 5 new ordinary shares for every 12 existing ordinary shares. The proposal is subject to authorisation by the shareholders at a general meeting on 19 March 2009.

These accounts were approved by the Board of Directors on 2 March 2009 and authorised for issue.

16. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiaries has bought, sold or redeemed any securities of HSBC Holdings during the year ended 31 December 2008.

17. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The statutory accounts for the year ended 31 December 2008 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

18. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

Past performance cannot be relied on as a guide to future performance.

19. Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings plc has complied throughout 2008 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that The Stock Exchange of Hong Kong has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout 2008.

The Directors of HSBC Holdings plc as at the date of this announcement are:
S K Green, M F Geoghegan, S A Catz† , M K T Cheung† , V H C Cheng, J D Coombe† , J L Durán† , R A Fairhead† , D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett† ,
W S H Laidlaw† , J R Lomax† , Sir Mark Moody-Stuart† , G Morgan† , N R N Murthy† , S M Robertson† , J L Thornton†  and Sir Brian Williamson† .

* Non-executive Director

† Independent non-executive Director

The Group Audit Committee has reviewed the annual results for 2008.

20. Annual Review and Annual Report and Accounts

The Annual Review 2008 and/or Annual Report and Accounts 2008 will be mailed to shareholders on or about Tuesday 31 March 2009. Copies may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Internal Communications, HSBC - North America, 26525 N Riverwoods Boulevard, Mattawa, Illinois, 60045,USA; HSBC France, Direction de la Communication, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France; or from the HSBC Group website - www.hsbc.com. Chinese translations of the Annual Review and Annual Report and Accounts may be obtained on request from Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-07, 18th Floor, 183 Queen's Road East, Hong Kong.

A French translation of the Annual Review may be obtained on request from HSBC France, Direction de la Communication, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France.

The Annual Report and Accounts will be filed with the United States Securities and Exchange Commission.

The Annual Review and Annual Report and Accounts  will be available on the Stock Exchange of Hong Kong's website - www.hkex.com.hk.

Custodians or nominees that wish to distribute copies of the Annual Review and/or Annual Report and Accounts  to their clients may request copies for collection by writing to Group Communications at the address given above.

21. Annual General Meeting

The 2009 Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 22 May 2009 at 11 am.

Notice of the meeting will be mailed to shareholders on or about Tuesday 31 March 2009.

22. Interim Management Statements and Interim results for 2009

Interim Management Statements are expected to be issued on 8 May 2009 and 5 November 2009, respectively. The interim results for the six months to 30 June 2009 will be announced on Monday 3 August 2009.

23. Proposed interim dividends for 2009

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2009 will be US$0.08 per ordinary share. The proposed timetables for the dividends in respect of 2009 are:

Interim dividends on the ordinary shares for 2008
	First	Second	Third	Fourth

Announcement	5 May 2009	3 August 2009	2 November 2009	1 March 2010
ADSs quoted ex-dividend in
New York	20 May 2009	19 August 2009	18 November 2009	17 March 2010
Shares quoted ex-dividend in
London, Hong Kong, Paris
and Bermuda	20 May 2009	19 August 2009	18 November 2009	17 March 2010
Record date in Hong Kong	22 May 2009	21 August 2009	19 November 2009	18 March 2010
Record date in London,
Paris and Bermuda	22 May 2009	21 August 2009	*20 November 2009	*19 March 2010
Closure of the Overseas
Branch Register of
shareholders in Hong Kong
for one day	22 May 2009	21 August 2009	-	-

Payment date	8 July 2009	7 October 2009	13 January 2010	5 May 2010

* Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates

24. News release

Copies of this news release may be obtained from Group Comunications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; HSBC -  North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; HSBC France, Direction de la Communication, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.

25. For further information contact:

London	Hong Kong
Richard Beck	David Hall
Group General Manager and Director	Head of Group Communications (Asia)
of Group Comunications	Telephone: +852 2822 1133
Telephone: +44 (0)20 7991 0633

Danielle Neben	Gareth Hewett
Manager Investor Relations	Deputy Head, Group Communications (Asia)
Telephone: +44 (0)20 7992 1938	Telephone: +852 2822 4929

Chicago	Paris
Lisa Sodeika	Chantal Nedjib
Executive Vice President	Managing Director, Corporate Communications
Corporate Affairs	Telephone: +33 1 40 70 7729
Telephone: +1 224 544 3299

Diane Bergan	Gilberte Lombard
Senior Vice President	Investor Relations Director
Public Affairs	Telephone: +33 1 40 70 2257
Telephone: +1 224 544 3310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: March 2, 2009